Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces

Up to JPY 50 Million Stock Repurchase Plan by its Controlling Shareholder and CEO

New York/January 19, 2023 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (“MEDIROM” or the “Company”), today announced that COZY LLC (“COZY”), a company owned and controlled by Mr. Kouji Eguchi, the CEO and controlling shareholder of the Company, has entered into a stock repurchase plan (the “Plan”) with a U.S. investment bank, under which COZY may purchase up to JPY50 million of the Company’s American Depositary Shares (“ADSs”), each representing one common share of the Company. On January 18, 2023, the Board of Directors of the Company approved the Plan.

“This decision demonstrates my confidence in Medirom’s business fundamentals and growth opportunities,” said Mr. Eguchi, CEO of Medirom. Mr. Eguchi currently owns 1,884,960 common shares of the Company, representing approximately 38.6% of all issued and outstanding common shares of the Company.

The Plan is made in accordance with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended. Under the Plan, COZY may purchase up to JPY 50 million of the ADSs from time to time during the period commencing on February 13, 2023 and ending on March 31, 2023; however, COZY has no obligation to do so. The timing and manner of the purchases and the price and amount of ADSs to be purchased will depend on a number of factors, including without limitation, market price of ADSs, general market and economic conditions, applicable legal requirements and other price, market, volume and timing constraints specified in the Plan, and there is no assurance that COZY will purchase any ADSs under the Plan at all. All purchases of ADSs to be made under the Plan will be funded by Mr. Eguchi personally.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 312 (as of December 31, 2022) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contacts

Investor Relations Team

ir@medirom.co.jp

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